May 2, 2012

VIA EDGAR

Ms. Mara L. Ransom

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561

Re:	Sally Holdings LLC
Registration Statement on Form S-4
Filed February 17, 2012
File No. 333-179580
Form 10-K for Fiscal Year Ended September 30, 2011
Filed November 16, 2011
File No. 333-144427
Sally Beauty Holdings, Inc.
Form 10-K for Fiscal Year Ended September 30, 2011
Filed November 16, 2011
File No. 001-33145

Dear Ms. Ransom:

Sally Holdings LLC, a Delaware corporation (the “Company” or in the first person notation “we”, “us”, and “our”), is hereby responding to the comment letter of the Securities and Exchange Commission (the “SEC”) dated April 27, 2012.  In this letter, we refer to the staff of the SEC as the “Staff.”  Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.

Sally Beauty Holdings, Inc. Proxy Statement on DEF 14A

1.                                        We note your response to comment 3 in our letter dated March 15, 2012. Please add the last sentence of your response to future filings.

Response:

In response to the Staff’s comment, we confirm that we will add the last sentence of our response to future filings, as applicable.

Sally Holdings LLC Form S-4

General

2.                                        We note your response to comment 6 in our letter dated March 15, 2012 and your indication that the “circumstances under which the Parent Guarantees… may be released are customary for these types of notes and consistent with the list of acceptable circumstances under which guarantees may be released.” Section 2510.5 of the Financial Reporting Manual, however, only addresses those circumstances in which subsidiary, not parent, guarantees may be released. As a result, we generally object to the situations in which the parent guarantees can be released and are especially concerned with provision (i) contained in Section 4 of the First Supplemental Indenture dated as of December 20, 2011. If you intend to continue to exclude the financial statements of the parent guarantors in reliance upon Rule 3-10 of Regulation S-X, we believe you should amend your indenture to remove this provision. Alternatively, you may provide us with a specific and comprehensive discussion telling us why you believe the parent guarantees can be considered full and unconditional notwithstanding this release provision.

Response:

In response to the Staff’s comment, we are in the process of amending the Indenture by entering into a Second Supplemental Indenture. The Second Supplemental Indenture will amend the circumstances under which the parent guarantees can be released by removing the circumstance contained in Section 4(i) of the First Supplemental Indenture. Upon execution of the Second Supplemental Indenture, the Parent Guarantors thereunder can be released from the parent guarantees only as provided in Section 1 of the Second Supplemental Indenture (as excerpted below).

Section 1 of the Second Supplemental Indenture:

“Release of Parent Guarantees.  Notwithstanding the provisions of Section 3 of the First Supplemental Indenture, Parent Guarantees will be subject to termination and discharge solely under the circumstances described in this Section 1.  Any Parent Guarantor will automatically and unconditionally be released from all obligations under its Parent Guarantee, and such Parent Guarantee shall thereupon terminate and be discharged and of no further force or effect, (i) upon the merger or consolidation of any Parent Guarantor with and into the Company or another Note Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation of such Parent Guarantor following the transfer of all of its assets to the Company or another Note Guarantor, (ii) upon Defeasance or Covenant Defeasance of the Company’s obligations, or satisfaction and discharge of the Indenture or (iii) subject to Section 3(b) of the First Supplemental Indenture, upon payment in full of the aggregate principal amount of all Notes then Outstanding and all other Parent Guaranteed Obligations then due and owing.”

A copy of the Second Supplemental Indenture is attached as Exhibit A hereto for the Staff’s reference.  The Second Supplemental Indenture has been agreed to by the parties thereto and we expect for the Second Supplemental Indenture to be executed no later than Friday, May 4th.

In addition , we will revise the language in the first paragraph of page 31 of the prospectus and the fifth paragraph of page 34 of the prospectus to reflect the entering into of the Second Supplemental Indenture, by deleting the strikethrough text and inserting the proposed underlined text:

“On December 20, 2011 and May [•], 2012, Sally Beauty and Sally Investment Holdings entered into a first and second supplemental indenture, respectively, providing that Sally Beauty and Sally Investment Holdings will fully and unconditionally guarantee the obligations of Sally Holdings and Sally Capital, Inc. under the Indenture, subject to certain customary release provisions detailed below in “- Parent Guarantees.”“

“Each Parent Guarantor will automatically and unconditionally be released from all obligations under its Parent Guarantee, and its Parent Guarantee will thereupon terminate and be discharged and of no further force or effect, (~~i) at any time that such Parent Guarantor is released from all of its obligations under all of its Parent Guarantees of payment by the Company of any Indebtedness of the Company under the Senior Credit Facilities (it being understood that a release subject to contingent reinstatement is still a release, and that if any such Parent Guarantee is so reinstated, such Parent Guarantee shall also be reinstated to the extent that such Parent Guarantor would then be required to provide a Parent Guarantee pursuant to the Indenture), (i~~i) upon the merger or consolidation of any Parent Guarantor with and into the Company or another Parent or Subsidiary Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation of such Parent Guarantor following the transfer of all of its assets to the Company or another Parent or Subsidiary Guarantor, (ii~~i~~) upon defeasance or covenant defeasance of the Company’s obligations, or satisfaction and discharge of the Indenture, or (i~~v~~ii) subject to customary contingent reinstatement provisions, upon payment in full of the aggregate principal amount of all Notes then outstanding and all other Parent Guaranteed Obligations then due and owing.”

Description of New Notes, pg. 31

3.                                        We note your references to the fact that the New Notes will be “fully and unconditionally guaranteed.” Given the existence of the guarantee release provisions, please revise your references that the New Notes are “fully and unconditionally guaranteed” to clarify that there are circumstances when guarantors may be released from their obligations and explain those circumstances in some detail. Please revise your entire prospectus accordingly.

Response:

In response to the Staff’s comment, we respectfully submit that the circumstances upon which guarantors may be released from their obligations under their respective guarantees are set forth in the “Description of New Notes — Parent Guarantees” and the “Description of New Notes — Subsidiary Guarantees” section of the Registration Statement on Form S-4 (as amended per our response to item 3 above in the case of the parent guarantees).

In order to clarify that there are circumstances when guarantors may be released from their obligations  under the guarantees, we will revise all references in the prospectus to the New Notes as “fully and unconditionally guaranteed,” by inserting the proposed underlined text in each location below:

Cover

•                  “The new notes will be fully and unconditionally guaranteed on a senior unsecured basis by Sally Beauty Holdings, Inc., Sally Investment Holdings LLC and our material domestic subsidiaries who have guaranteed our obligations with respect to our senior credit facilities and the old notes, subject to certain customary release provisions. See “Description of New Notes — Parent Guarantees” and “Description of New Notes — Subsidiary Guarantees.””

“On December 20, 2011 and May [•], 2012, Sally Beauty and Sally Investment Holdings entered into a first and second supplemental indenture, providing that Sally Beauty and Sally Investment Holdings will fully and unconditionally guarantee the obligations of Sally Holdings and Sally Capital, Inc. under the Indenture, subject to certain customary release provisions detailed below in “- Parent Guarantees.””

“Sally Beauty and Sally Investment Holdings, as primary obligors and not merely as sureties, jointly and severally with all Subsidiary Guarantors, have agreed to irrevocably and fully and unconditionally Guarantee (the “Parent Guarantees,” and each of Sally Beauty and Sally Investment Holdings in such capacity, a “Parent Guarantor”), on an unsecured senior basis, the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all monetary obligations of the Company under the Indenture and the Notes, whether for principal of or interest on the Notes, expenses, indemnification or otherwise, subject to certain customary release provisions detailed below, (all such obligations guaranteed by each Parent Guarantor being herein called the “Parent Guaranteed Obligations”). Each Parent Guarantor, pursuant to its Parent Guarantee, agrees to pay, in addition to the amount stated above, any and all reasonable out-of-pocket expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under its Parent Guarantee.”

“Each Subsidiary Guarantor, as primary obligor and not merely as surety, will jointly and severally, irrevocably and fully and unconditionally Guarantee, on an unsecured senior basis, the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all monetary obligations of the Company under the Indenture and the Notes, whether for principal of or interest on the Notes, expenses, indemnification or otherwise, subject to certain customary release provisions detailed below (all such obligations guaranteed by such Subsidiary Guarantors being herein called the “Subsidiary Guaranteed Obligations”). Such Subsidiary Guarantor will agree to pay, in addition to the amount stated above, any and all reasonable out-of-pocket expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under its Subsidiary Guarantee.”

Other

The Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (940) 297-4254.

Sincerely,

Sally Holdings LLC

/s/ Matthew O. Haltom
Matthew O. Haltom
Deputy General Counsel

cc:	Gary Winterhalter, Sally Beauty Holdings, Inc.
Mark Flaherty, Sally Beauty Holdings, Inc.
Steve Scott, KPMG LLP
W. Scott Ortwein, Alston & Bird LLP
Carol McGee, Alston & Bird LLP
Kyle Healy, Alston & Bird LLP

EXHIBIT A

Second Supplemental Indenture

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE, dated as of                         , 2012 (this “Supplemental Indenture”), among Sally Beauty Holdings, Inc., a corporation duly organized and existing under the laws of the State of Delaware (“Holding”), and Sally Investment Holdings LLC, a limited liability company duly organized and existing under the laws of the State of Delaware (“Intermediate Holdings” and, together with Holding, the “Parent Guarantors”), and Sally Holdings LLC, a limited liability company duly organized and existing under the laws of the State of Delaware (and its successors and assigns, the “Company”), and Sally Capital Inc., a corporation duly organized and existing under the laws of the State of Delaware (and its successors and assigns, the “Co-Issuer” and, together with the Company, the “Issuers”), and each existing Subsidiary Guarantor under the Indenture referred to below (the “Existing Guarantors”), and Wells Fargo Bank, National Association, a national banking association, as Trustee under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, the Issuers, the Existing Guarantors and the Trustee have heretofore become parties to an Indenture, dated as of November 8, 2011 (as amended, supplemented, waived or otherwise modified, the “Indenture”), providing for the issuance of 6 7/8% Senior Notes due 2019 of the Issuers (the “Notes”);

WHEREAS, the Issuers, the Existing Guarantors, the Parent Guarantors and the Trustee executed that certain First Supplemental Indenture, dated as of December 20, 2011 (as amended, supplemented, waived or otherwise modified, the “First Supplemental Indenture”) whereby the Parent Guarantors became Guarantors under the Indenture;

WHEREAS, each Parent Guarantor desires to amend the Indenture on the terms and conditions set forth herein; and

WHEREAS, pursuant to Section 901(8) of the Indenture, the parties hereto are authorized to execute and deliver this Supplemental Indenture to amend the Indenture, without the consent of any Holder;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Parent Guarantors, the Issuers, the Existing Guarantors and the Trustee mutually covenant and agree for the benefit of the Holders of the Notes as follows:

1.  Release of Parent Guarantees.  Notwithstanding the provisions of Section 3 of the First Supplemental Indenture, Parent Guarantees will be subject to termination and discharge solely under the circumstances described in this Section 1.  Any Parent Guarantor will automatically and unconditionally be released from all obligations under its Parent Guarantee, and such Parent Guarantee shall thereupon terminate and be discharged and of no further force or effect, (i) upon the merger or consolidation of any Parent Guarantor with and into the Company or another Note Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation of such Parent Guarantor following the transfer of all of its assets to the Company or another Note Guarantor, (ii) upon Defeasance or Covenant Defeasance of the Company’s obligations, or satisfaction and discharge of the Indenture or (iii) subject to Section 3(b) of the First Supplemental Indenture, upon payment in full of the aggregate principal amount of all Notes then Outstanding and all other Parent Guaranteed Obligations then due and owing.

Upon any such occurrence specified in this Section 1, the Trustee shall execute any documents reasonably required in order to evidence such release, discharge and termination in respect of the applicable Parent Guarantee.

2.  Successors and Assigns of Parent Guarantors.  All covenants and agreements in this Supplemental Indenture and the Indenture by each Parent Guarantor shall bind its respective successors and assigns, whether so expressed or not.

3.  Notices.  Notice to any Parent Guarantor shall be sufficient if addressed to such Parent Guarantor care of the Company at the address, place and manner provided in Section 109 of the Indenture.

4.  Parties.  Nothing in this Supplemental Indenture is intended or shall be construed to give any Person, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of each Parent Guarantor’s Parent Guarantee or any provision contained herein.

5.  Governing Law.  THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.  THE TRUSTEE, THE COMPANY, THE CO-ISSUER, ANY OTHER OBLIGOR IN RESPECT OF THE NOTES AND (BY THEIR ACCEPTANCE OF THE NOTES) THE HOLDERS AGREE TO SUBMIT TO THE JURISDICTION OF ANY UNITED STATES FEDERAL OR STATE COURT LOCATED IN THE BOROUGH OF MANHATTAN, IN THE CITY OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE.

6.  Ratification of Indenture; Supplemental Indentures Part of Indenture.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.  The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture or as to the accuracy of the recitals to this Supplemental Indenture.

7.  Counterparts.  The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.  The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original

Supplemental Indenture for all purposes.  Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

8.  Headings.  The Section headings herein are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

9.  Conflict with TIA.  If any provision hereof limits, qualifies or conflicts with a provision of the TIA that is required under the TIA to be a part of and govern this Supplemental Indenture, the latter provision shall control.  If any provision of this Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the latter provision shall be deemed (i) to apply to this Supplemental Indenture as so modified or (ii) to be excluded, as the case may be.

10.  Separability Clause.  In case any provision hereof shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

SALLY BEAUTY HOLDINGS, INC.,
as Parent Guarantor

By:
Name:
Title:

SALLY INVESTMENT HOLDINGS LLC,
as Parent Guarantor

By:
Name:
Title:

SALLY HOLDINGS LLC

By:
Name:
Title:

SALLY CAPITAL INC.

By:
Name:
Title:

ARMSTRONG McCALL HOLDINGS L.L.C.
BEAUTY HOLDING LLC
SALLY BEAUTY INTERNATIONAL FINANCE LLC
DIORAMA SERVICES COMPANY, LLC
SALLY BEAUTY DISTRIBUTION LLC
BEAUTY SYSTEMS GROUP LLC
SALLY BEAUTY SUPPLY LLC
ARMSTRONG McCALL MANAGEMENT L.C.
SALON SUCCESS INTERNATIONAL, LLC
ARMSTRONG McCALL, L.P.
ARMSTRONG McCALL HOLDINGS, INC.
BRENTWOOD BEAUTY LABORATORIES INTERNATIONAL, INC.
BEYOND THE ZONE, INC.
COLORESSE, INC.
ENERGY OF BEAUTY, INC.
ESTHETICIAN SERVICES, INC.
FOR PERMS ONLY, INC.
HIGH INTENSITY PRODUCTS, INC.
ION PROFESSIONAL PRODUCTS, INC.
LAND OF DREAMS, INC.
MIRACLE LANE, INC.
VENIQUE, INC.
NAIL LIFE, INC.
NEW IMAGE PROFESSIONAL PRODUCTS, INC.
PROCARE LABORATORIES, INC.
SALLY BEAUTY DISTRIBUTION OF OHIO, INC.
SATIN STRANDS, INC.
SEXY U PRODUCTS, INC.
SILK ELEMENTS, INC.
TANWISE, INC.
SOREN ENTERPRISES, INC.
POWER IQ, INC.
DESIGN LENGTHS, INC.
FEMME COUTURE INTERNATIONAL, INC.
GENERIC VALUE PRODUCTS, INC.
INNOVATIONS — SUCCESSFUL SALON SERVICES
ARNOLDS, INC.
NEKA SALON SUPPLY, INC.
AERIAL COMPANY, INC.,

as Subsidiary Guarantors

By:
Name:
Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee
By:
Name:
Title: